UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14D-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

MaxPoint Interactive, Inc.
(Name of Subject Company)

MaxPoint Interactive, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560
(800) 916-9960
(Name, address, including zip code, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Please send copies of all communications to:

Glen R. Van Ligten, Esq.
Andrew Y. Luh, Esq.
Richard C. Blake, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.
Redwood City, California 94063
(650) 321-2400

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), with the Securities and Exchange Commission on September 11, 2017 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Mercury Merger Sub, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Harland Clarke Holdings Corp., (“Parent”), a Delaware corporation, to purchase all of the outstanding shares of MaxPoint’s common stock, par value of $0.00005 per share (the “Shares”), at a purchase price of $13.86 per Share, net to the Company’s stockholders in cash, less any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

 Item 8. Additional Information to Be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the second sentence of the second paragraph under the heading “Regulatory Approvals” on page 34 of the Schedule 14D-9 and replacing it with the following sentences:

“On September 15, 2017, early termination of the waiting period applicable to the Offer and Merger under the HSR Act was granted. With such early termination, the HSR Condition, as described in the Offer to Purchase, relating to the expiration or termination of the HSR Act waiting period, has been satisfied.  The Offer continues to be subject to the remaining conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a subsection entitled “Certain Litigation” immediately following the subsection entitled “Regulatory Approvals,” and under such subsection, adding the following paragraph:

“On September 14, 2017, Robert Berg, alleging himself to be a stockholder of MaxPoint, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of North Carolina (the “Berg Complaint”), against MaxPoint, all members of the Board, Parent, Purchaser and Valassis Communications, Inc. Among other things, the Berg Complaint alleges that the Schedule 14D-9 filed by MaxPoint on September 11, 2017 omits to state material information, rendering it materially incomplete, false and misleading and in violation of the Securities Exchange Act of 1934 (the “Exchange Act”). The suit seeks, among other things, (a) an order enjoining consummation of the transaction contemplated in the Offer, (b) if the transaction is consummated, an order rescinding the transaction and setting it aside or awarding rescissory damages, (c) an order directing MaxPoint and the Board of Directors of MaxPoint to file a solicitation statement that does not contain any untrue statement of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (d) a declaration that defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder, and (e) an award of plaintiff’s costs, including attorneys’ fees and experts’ fees. The Company and the Board believe that the allegations are without merit. The foregoing summary of the Berg Complaint does not purport to be complete and is qualified in its entirety by reference to the Berg Complaint, which is filed as Exhibit (a)(5)(F) to this Schedule 14D-9. As of the filing of Amendment No. 1 to the Schedule 14D-9, none of the Company and the individual members of the Board has been served with the Berg Complaint.”

 Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 40 immediately following the Exhibit listed as Exhibit (a)(5)(E) the Exhibit as follows:

“(a)(5)(F) Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Robert Berg, Individually and On Behalf of All Others Similarly Situated v. MaxPoint Interactive Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len Jordan, Augustus Tal (sic), Harland Clarke Holdings Corp. (sic) Mercury Merger Sub, Inc., and Valasiss Communications, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MaxPoint Interactive, Inc.

By:	/s/ Joseph Epperson
Joseph Epperson
Chief Executive Officer

Dated: September 18, 2017